

12060796

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52029

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allstate Distributors, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

3100 Sanders Road
(No. and street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Webb 847-402-6509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S. Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Webb, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Allstate Distributors, L.L.C. for the year ended December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
PAULA GIANNELLI
Notary Public - State of Illinois
My Commission Expires Feb 07, 2015

Signature Date

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Operations).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLSTATE DISTRIBUTORS, L.L.C.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011:	
Statement of Financial Condition	2
Statement of Operations and Member's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5–8
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2011:	9
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	10
Computation For Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	11
SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	12–13

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Member
Allstate Distributors, LLC.
Northbrook, IL

We have audited the accompanying statement of financial condition of Allstate Distributors, LLC (the "Company") (ultimately a wholly owned subsidiary of The Allstate Corporation) as of December 31, 2011, and the related statements of operations and changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Distributors, LLC at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the consolidated financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.



February 28, 2012

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,025,191
FEE INCOME RECEIVABLE FROM AFFILIATES	1,028,251
OTHER ASSETS	61,488
TOTAL ASSETS	$ 2,114,930

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 13,551
Income taxes payable to affiliate	32
Accounts payable and accrued expenses	349,902
Total liabilities	363,485
MEMBER'S EQUITY	1,751,445
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,114,930

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Fee income	$ 12,381,117
Underwriting revenues	265,512
Commission revenues	5,540
Interest income	86
Total revenues	12,652,255
EXPENSES:	
Salaries and employee benefits expense	10,152,459
General and administrative expense	2,199,067
Wholesaling and marketing expenses	152,524
Regulatory fees and expenses	141,794
Other expense	6,325
Total expenses	12,652,169
INCOME FROM OPERATIONS BEFORE INCOME TAXES	86
INCOME TAX EXPENSE	30
NET INCOME	56
MEMBERS' EQUITY — Beginning of year	1,751,389
MEMBER'S EQUITY — End of year	$ 1,751,445

See notes to financial statements.

ALLSTATE DISTRIBUTORS, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 56
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in:	
Fee income receivable	35,275
Other assets	(2,449)
Payable to affiliates	(367,116)
Accounts payable and accrued expenses	239,475
Net cash used in operating activities	(94,759)
CASH AND CASH EQUIVALENTS — Beginning of year	1,119,950
CASH AND CASH EQUIVALENTS — End of year	$ 1,025,191

See notes to financial statements.

1. GENERAL

Basis of presentation — The accompanying financial statements include the accounts of Allstate Distributors, L.L.C. (the "Company"), a limited liability company wholly owned by Allstate Life Insurance Company ("Allstate Life"). Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings LLC ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

On September 1, 2011, ALFS, Inc., previously a wholly owned subsidiary of Allstate Life, was merged into the Company. As this merger occurred between entities under common control, the financial statements of the two entities are combined, retrospectively, as if the transaction occurred at the beginning of the period, January 1, 2011. The transfer of net assets was accounted for using the pooling of interests accounting method. The following amounts are presented to reflect the merger with ALFS, Inc. as of January 1, 2011:

	Cash	Member's Equity
ALFS, Inc	$ 187,740	$ 210,877
Allstate Distributors	932,210	1,540,512
Total	$ 1,119,950	$ 1,751,389

Use of estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations — The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company serves as principal underwriter for individual and group flexible premium deferred annuity contracts ("contracts") issued by Allstate Life and certain of its subsidiaries (the "issuers"). These contracts are sold by registered representatives of an affiliated broker-dealer who are licensed insurance agents appointed by these issuers and have entered into a selling agreement with the Company to sell the contracts. The Company underwrites certain SEC-registered variable annuity, variable life, and variable universal life contracts which are issued by Allstate Life or one of its affiliates (collectively, the "Affiliates") and contracts with affiliated and unaffiliated broker-dealers to sell these contracts. The Company also distributes certain insurance products issued by Allstate Life, which are exempt from registration with the SEC, but are required to be sold by persons appropriately registered with FINRA. Further, the Company employs wholesalers who promote the sale of the contracts being underwritten by the Company as well as single and flexible premium fixed annuity contracts and universal life contracts of the issuers. The Company charges fees to the issuers in exact proportion to expenses incurred in the

execution of the selling agreements and wholesaling activities. Expenses incurred by the Company are reimbursed through these fees.

Subsequent events – Subsequent events were evaluated through February 28, 2012, the date the financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fee income - Fee income reflects amounts charged to Allstate Life and its subsidiaries in connection with the sales and underwriting services provided by the Company. Fee income is earned in the period that the corresponding reimbursable expenses are incurred. A receivable is established for fees charged but not yet collected.

Underwriting revenues - Underwriting revenues reflect distribution fees due from Allstate Life for variable annuity contracts underwritten by the Company. A receivable is established for fees earned but not yet collected.

Expenses - Expenses consist of salaries and employee benefits and general and administrative expenses. Expenses are accrued as incurred. Expenses incurred in carrying out the Company's duties and responsibilities in its role as principal underwriter for contracts issued by Allstate Life and certain of its subsidiaries are fully reimbursed through fee income.

Wholesaling and marketing expense - Wholesaling and marketing expenses are expensed as incurred and reflect amounts due to an unaffiliated third party for wholesaling and marketing support provided to an affiliated broker-dealer for variable annuity contracts underwritten by the Company. A payable is established for expenses incurred but not yet paid.

Regulatory fees and other expenses - Regulatory fees and other expenses are expensed as incurred and reflect FINRA licensing fees, advertising costs, state filing fees and other costs incurred in the normal course of business. A payable is established for expenses incurred but not yet paid.

Income taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax basis of assets and liabilities at the enacted tax rates.

The Company had no differences between the financial statement and tax basis of assets and liabilities as of December 31, 2011.

Cash and cash equivalents - Cash equivalents include highly liquid investments in money market funds with original maturities of less than ninety days, when applicable, that are not held for sale. Money market funds are carried at fair value, which is equal to the net asset value of the funds.

3. FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statement of Financial Condition at fair value as of December 31, 2011 comprise of money market funds included as a component of cash and cash equivalents and are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Company can access.

Level 2: Assets whose values are based on the following:

a. Quoted prices for similar assets in active markets;

b. Quoted prices for identical or similar assets in markets that are not active; or

c. Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets.

During the reporting period, all money market funds consist of shares of actively traded mutual funds totaling $854,056 that have daily quoted net asset values for identical assets that the Company can access and are categorized as Level 1. The net asset values are received monthly from the third party custodial financial institution.

The fair value of all other assets and liabilities approximates their carrying value as they are short-term in nature.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2011, the Company had net capital, as defined under the Rule, of $997,864 which was $973,632 in excess of required net capital of $24,232. The Company's aggregate indebtedness, as defined under the Rule, was 36% of its net capital.

5. INCOME TAXES

As a limited liability company, the Company's 2011 income will be reported on the income tax return of Allstate Life as the Company's sole member. Allstate Life will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate Life's 2011 tax liability or benefit with Allstate Life. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2009 and 2010 federal income tax returns. The IRS has completed its examination of the Allstate Group's federal income tax returns filed for 2005-2006 and 2007-2008 and the cases are under consideration at the IRS Appeals Office. The Allstate Group's tax years prior to 2005 have been examined by the IRS and the

statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material effect on the results of the operations, cash flows, or financial position of the Company.The Company had no liability for unrecognized tax benefits as of December 31, 2011 and believes that it is reasonably possible that the liability balance will not significantly increase within the next 12 months. No amounts have been accrued for interest or penalties related.

The Company paid income taxes of $37 in 2011. The statutory federal income tax rate of 35% is the same as the effective rate on income from operations in 2011.

6. RELATED-PARTY TRANSACTIONS

Certain affiliates of the Corporation ("service providers") provide services and administrative activities for the Company. The Company also utilizes business facilities and equipment owned or leased and operated by the service providers in conducting its business activities. The Company reimburses the service providers for costs incurred in providing these services. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. In 2011, the total costs allocated to the Company for these services totaled $12,646,629. As of December 31, 2011, amounts due to the service providers for these services totaled $13,551.

The Company receives fee income from the contract issuers for which the Company services as a wholesaler. The fee income is based on the expenses incurred in conducting the wholesaling activities. During 2011, the Company earned fee income of $12,381,117. As of December 31, 2011, amounts due from the contract issuers totaled $1,011,487.

The Company earned underwriting revenue of $265,512 for underwriting services provided to Allstate Life. As of December 31, 2011, $16,764 is due from Allstate Life for distribution fees earned.

* * * * * *

SUPPLEMENTAL SCHEDULES

ALLSTATE DISTRIBUTORS, L.L.C.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2011

NET CAPITAL

TOTAL MEMBER'S EQUITY		$ 1,751,445
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15C3-1:		
Nonallowable assets:		
Fee income receivable	$ 675,012	
Other assets	61,488	
Total nonallowable assets		736,500
HAIRCUTS ON SECURITIES POSITIONS:		
2% haircut on money market		17,081
NET CAPITAL		$ 997,864
AGGREGATE INDEBTEDNESS		$ 363,485
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 24,232
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER		$ 5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 24,232
EXCESS NET CAPITAL		$ 973,632
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		36%

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X17a-5, as of December 31, 2011 filed on January 26, 2012.

ALLSTATE DISTRIBUTORS, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securites Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 28, 2012

To the Member of
Allstate Distributors, LLC
3000 Sanders Road
Northbrook, Illinois

In planning and performing our audit of the financial statements of Allstate Distributors, LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or

detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

To the Member of
Allstate Financial Services, LLC
Lincoln, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation ("Form SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the period from January 1, 2011, to December 31, 2011, which were agreed to by Allstate Financial Services, LLC (the "Company") (ultimately a wholly owned subsidiary of The Allstate Corporation) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC (collectively the "specified parties"), solely to assist you and the specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the total amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7T for the period from January 1, 2011 to December 31, 2011, noting no differences;

3. Compared any adjustments reported in From SIPC7-T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC 7-T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2012

ALLSTATE FINANCIAL SERVICES, LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE YEAR DECEMBER 31, 2011

ASSESSMENT PER FORM SIPC-7	$	1,064
LESS PAYMENTS:		
PRIOR OVERPAYMENT APPLIED		(858)
PAYMENT DATED FEBRUARY 28, 2012*		(206)
TOTAL PAYMENTS		(1,064)
AMOUNT DUE	$	-

*Payments wired to the Securities Investor Protection Corporation as collection agent